UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Manual for Participation in Shareholders' Meetings

Extraordinary Shareholders' Meetings

Date: June 03, 2013

Time: 4:00 p.m.

Santander

Santander
Banco Santander (Brasil) S.A.

SANB11 NÍVEL 2 BM&FBOVESPA

BSBR LISTED NYSE

INDEX

1.	Message from the Chairman of the Board of Directors	5
2.	Call Notice	6
3.	Participation of the shareholders in the ESM	7
3.1	Representation by power of attorney	7
4.	Matters to be resolved in the ESM	8
4.1	TO CONDUCT Mr. Marcial Angel Portela Alvarez, current Vice-President of the Company’s Board of Directors, to the position of President of the Company’s Board of Directors;	8
	TO CONDUCT Mr. Celso Clemente Giacometti, current President of the Company’s Board of Directors, to the position of Vice-President of the Company’s Board of Directors;
	TO ELECT Mr. Jesús Maria Zabalza Lotina as member of the Company’s Board of Directors;
	Due to the deliberated in the itens above, TO CONFIRM the composition of the Company’s Board of Directors; and
4.2	TO APPROVE the proposal of grant of “Deferred Bonus Plans” refer to the year 2013, for directors, managerial employees and other employees of the Company and of companies under its control, as approved by the Company’s Board of Directors, at the meeting held on April 24, 2013.	9
5.	List of Exhibits:
	Exhibit I. Proposal Of Changing The Composition Of The Company’s Board Of Directors	10
	Exhibit II. Deferred Bonus Plans – Exhibit 13 of CVM Instruction #481	16
	Exhibit II.1 - Long Term Incentive Plan – Collective Supervised Units Bonus (2014)	23
	Exhibit II.2 - Long-Term Incentive Plan - Supervised Collective (Deferred Share In Cash) 2014	30
	Exhibit II.3 - Long Term Incentive Plan – General Rule 2014	35
	Exhibit III. Related Documents and Links	41

GlossARY, Abbreviations and Defined Terms

For purposes of this Manual, the terms listed below shall have the meaning attributed to them, except as otherwise referred to herein.

Controlling Shareholder	Shareholder or group of shareholders bound by a shareholders’ agreement or under common control, and exercising the power to control the bank.

Shares	Comprise Common Shares and Preferred Shares, as defined below.

Common Shares	Common, registered, book-entry shares with no par value, free and clear of any encumbrances and liens, and issued by the bank.

Preferred Shares	Preferred, registered, book-entry shares with no par value, free and clear of any encumbrances, and issued by the bank.

AGE

Extraordinary Shareholders’ Meeting of the Bank, to be held on June 03, 2013.

BM&FBOVESPA	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros.

Company or Santander Brasil	Banco Santander (Brasil) S.A.

Board of Directors	The board of directors of the Company.

CVM	Comissão de Valores Mobiliários (Brazilian Securities Commission).
Executive Board	The Company’s executive board.

Call Notice

Call notice published by the Company on the “Diário Oficial do Estado de São Paulo” (DOESP), on the editions of May 01, 03 and 04, 20130, and on “Valor Econômico”, on the editions of May 02, 03 and 06, 2013, regarding to the ESM which will be held on June 03,2013.

CVM Instruction No. 480/09	CVM Instruction No. 480, of December 7, 2009.

CVM Instruction No. 481/09	CVM Instruction No. 481 of December 17, 2009

Brazilian Corporate Law	Law No. 6404, of December 15, 1976, as amended.

Manual	Manual for participating at the extraordinary shareholders’ meeting of the Company.

Level 2	Special listing segment of the BM&FBOVESPA with differentiated corporate governance rules.

CMN Resolution No. 3.921	Resolution # 3.921, dated November 25, 2010, of the Brazilian National Monetary Council

SEC	US Securities and Exchange Commission.
Units	Share Deposit Certificates comprising 55 Common Shares and 50 Preferred Shares each.

1. Message from the Chairman of the Board of Directors

Dear Shareholders,

I am very pleased to invite you to participate in the ESM of Santander Brasil, called for June 03, 2013 at 4:00 p.m., in the head offices of the Company located at Avenida Presidente Juscelino Kubitschek Nos. 2041 and 2235 – District of Vila Olímpia - São Paulo – State of São Paulo.

This Manual for participating on Shareholders’ meeting (“Manual”) we are publishing this Manual to assist our shareholders in taking decisions, providing to you in advance relevant clarifications and orientation for voting.

On this Extraordinary Shareholders Meeting (ESM), we will resolve the proposal of grant of “Deferred Bonus Plans” refer to the year 2013, for directors, managerial employees and other employees of the Company and of companies under its control, to alignment the Company’s interest and the Participants in view of the growth and profitability of the Company’s business and, on the other hand in view of the recognized contribution of the Participants to the development of the Company’s activities.

We will also examinate on this ESM the conduction of Mr. Marcial Angel Portela Alvarez, current Vice-President of the Company’s Board of Directors, to the position of President of the Company’s Board of Directors; and my conduction to the position of Vice-President of the Company’s Board of Director. Notwithstanding, this ESM will also elect Mr. Jesús Maria Zabalza Lotina as a member of the Company’s Board of Directors and, due to the deliberated, the composition of the Company’s Board of Directors will be confirmed.

In order to facilitate your analysis and appreciation of the matters to be resolved in the ESM, we have put the documents relative to each matter of the Call Notice into the form of exhibits to this Manual, complying with the provisions of CVM Instructions No. 481.

We recommend careful reading of this Manual. We are at your disposal to clarify any doubts through our emails acionistas@santander.com.br  and ri@santander.com.br.

We hope that this Manual will fulfill its purpose of assisting you with clarification on the matters to be resolved in our ESM. We are counting on your participation in this important event of our Company.

Very truly yours,

Celso Clemente Giacometti

Chairman of the Board of Directors

2. Call Notice

BANCO SANTANDER (BRASIL) S.A.

Public-held Company with Authorized Capital

Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registry Number (“NIRE”) # 35.300.332.067

EXTRAORDINARY SHAREHOLDERS’ MEETING

CALL NOTICE

The shareholders of Banco Santander (Brasil) S.A. (the “Company”) are hereby invited, pursuant to article 124 of Law 6,404/76, for the Extraordinary Shareholders Meeting (“ESM”) to be held on June 03rd, 2013, at 4:00 p.m., at  the Company’s main place of business, at Avenida Presidente Juscelino Kubitschek, nº 2235 – Vila Olímpia - São Paulo/SP, to resolve on the following Agenda:

(a)     TO CONDUCT Mr. Marcial Angel Portela Alvarez, current Vice-President of the Company’s Board of Directors, to the position of President of the Company’s Board of Directors;

(b)     TO CONDUCT Mr. Celso Clemente Giacometti, current President of the Company’s Board of Directors, to the position of Vice-President of the Company’s Board of Directors;

(c)     TO ELECT Mr. Jesús Maria Zabalza Lotina as member of the Company’s Board of Directors;

(d)     Due to the deliberated in the itens above, TO CONFIRM the composition of the Company’s Board of Directors; and

(e)     TO APPROVE the proposal of grant of “Deferred Bonus Plans” related to 2013, for officers, managerial employees and other employees of the Company and of companies under its control, as approved by the Company’s Board of Directors, at the meeting held on April 24th, 2013.

General Instructions:

1. Pursuant to Brazilian Securities & Exchange Commission (“CVM”) Instruction # 165/91, as amended by CVM  Instruction # 282/98, the minimum percentage of voting shares necessary to request the multiple voting process in order to elect members of the Board of Directors is five per cent (5%);

2. The Company´s shareholders or their legal representatives shall attend the ESM with their respective identification documents. In the event the Company´s shareholders is represented by an attorney, the Company´s shareholders shall deposit at the Company´s main place of business (address indicated below), at least seventy two (72) hours before the ESM the power of attorney duly granted as required by; and

3. The documents relating to the matters to be examined and discussed in the ESM are available to the shareholders (i) at the Company´s main place of business, at Avenida Presidente Juscelino Kubitschek, nº 2041 and 2235 - Bloco A - Vila Olímpia – São Paulo – SP, 9th floor – Corporate Legal Department, where they can be consulted in business days, from 10:00 a.m. to 4:00 p.m., and also on its websites (www.ri.santander.com.br in Corporate Governance >> Minutes o Management Meetings and www.santander.com.br/acionistas and www.santander.com.br/acionistas at Download Center); (ii) at the Brazilian Securities & Exchange Commission (CVM), at Rua Sete de Setembro, 111, 5o floor Consultation Center, Rio de Janeiro/RJ or at Rua Cincinato Braga, 340, 2o to 4o floors, Ed. Delta Plaza, São Paulo/SP and on its website (www.cvm.gov.br) and (iii) at BM&F Bovespa S.A. – Securities, Commodities and Futures Exchange, at Rua XV de Novembro, 275 – São Paulo/SP and on its website (www.bovespa.com.br).

São Paulo, April 30th, 2013.

Celso Clemente Giacometti

Chairman of the Board of Directors

___________________________________________________

3. Participation of the Shareholders in the ESM

The shareholders of Santander Brasil may participate in the ESM personally, or through a duly appointed and established attorney-in-fact.

The following documents will be required from the shareholders for participation in the ESM:

Individual	Identification document with photo[1] (original or certified copy)
Legal entity	• corporate documents that evidence the legal representation of the shareholder (original or certified copy)[2] • ID document of the legal representative with photo (original or certified copy)

3.1. Representation by Power of Attorney

The shareholder may be represented in the ESM by an attorney-in-fact duly appointed and established by a public or private instrument, and on the terms of Article 126, Paragraph One of the Corporation Law, the attorneys-in-fact must have been appointed less than one (1) year before, and must be (i) shareholders of the company, (ii) administrative officers of the company, (ii) attorneys, or (iii) financial institutions, while it is incumbent upon the managers of investment funds to represent the their Unit holders.

The originals or certified copies of the documents mentioned above must be delivered at the head offices of the Company by no later than the time for opening the ESM.

However, in order to facilitate the access of the shareholders to the ESM, we recommend that delivery of these documents be made at least seventy-two (72) hours prior to the opening of the ESM.

For the case of documents sent by email, the originals or certified copies must be delivered at the head offices of the Company on the day of the ESM.

The documents must be delivered at the head offices of the Company, at Avenida Presidente Juscelino Kubitschek No. 2041 and 2235 – Wing A – District of Vila Olimpia - São Paulo – State of São Paulo, 9th floor – Legal Corporate Executive Office telephones +55 11 3553-5438 and +55 11 3553-5440, email: juridsocietario@santander.com.br.

_______________________

1 The following documents may be presented: (i) General Registration ID Card (RG); (ii) Foreigner Identity Card (RNE); (iii) Valid passport; (iv) Professional Class ID Card valid as a civil identity for legal purpose (e.g.: OAB, CRM, CRC, CREA); or (v) National Driver’s License (CNH) with photo.

2 By-Laws/Articles of Association and Minutes/Instruments of election of the legal representatives registered with the pertinent body.

4. Matters to be Resolved in the ESM

4.1.

(a) TO CONDUCT Mr. Marcial Angel Portela Alvarez, current Vice-President of the Company’s Board of Directors, to the position of President of the Company’s Board of Directors;

(b) TO CONDUCT Mr. Celso Clemente Giacometti, current President of the Company’s Board of Directors, to the position of Vice-President of the Company’s Board of Directors;

(c) TO ELECT Mr. Jesús Maria Zabalza Lotina as member of the Company’s Board of Directors; and, due to the deliberated in the itens above; and

(d) TO CONFIRM the composition of the Company’s Board of Directors.

The board of directors is the supervisory board of the Bank as set out in our By-Laws and in applicable legislation. The Board of Directors is responsible for guiding the business of the Santander Brasil and its subsidiary and associated companies in the Group Santander Brasil. It has the main scope of promoting the success of the long term of the business, by using an active posture and always considering  Santander’s interest as well as its shareholders.

The board of directors is comprised of a minimum of 5 (five) members and a maximum of 12 (twelve) members, elected at the shareholders’ meeting for terms of two years. A minimum of 20.0% (twenty per cent) of the members of the board of directors must be independent directors, as defined by Regulation Level 2 of the BM&FBOVESPA. The board of directors has a Chairman and a Vice Chairman each elected at the general shareholders’ meeting by majority vote.

Today, the Board of Directors are composed by 9 (nine) members, and 4 (four) of them are independent, which is a higher number than it is demanded by our By-Laws and by the Regulation Level 2 of the BM&FBOVESPA.

The Board of Directors meets regularly four times a year and extraordinarily as often as required, by its President.

The structure, operation and competencies of the Board of Directors are on articles 14 to 18 of our By-Laws and on its Internal Regulation, both on the following website: www.santander.com.br/ri and www.santander.com.br/acionistas – section “Corporate Governance”.

The Company, with the positive recommendation of the Appointment and Nomination Committee, propose to the ESM the conduction of the current Vice-President of the Company’s Board of Directors, Mr. Marcial Angel Portela Alvarez, to the position of President of the Company’s Board of Directors, and as well as the conduction of the current President of the Company’s Board of Directors, Mr. Celso Clemente Giacometti, to the position of Vice-President of the Company’s Board of Directors. Nevertheless, it will be object of this ESM the election of Mr. Jesús Maria Zabalza Lotina, as a member of the Company’s Board of Directors, in a way that the composition of Board of Directors of the Company will be the following:

Name	Post
Marcial Angel Portela Alvarez	President
Celso Clemente Giacometti	Vice-President and Independent Member
Conrado Engel	Member
Jesús Maria Zabalza Lotina	Member
José Antonio Alvarez Alvarez	Member
José Manuel Tejon Borrajo	Member
José de Paiva Ferreira	Member
José Roberto Mendonça de Barros	Independent Member
Marilia Artimonte Rocca	Independent Member
Viviane Senna Lalli	Independent Member

The information related to the election of the members of the Board of Directors of the Company, pursuant to article 10 of Instruction CVM 481, can be found on Exhibit I of this Manual.

4.2. TO APPROVE the proposal of grant of “Deferred Bonus Plans” refer to the year 2013, for directors, managerial employees and other employees of the Company and of companies under its control, as approved by the Company’s Board of Directors, at the meeting held on April 24, 2013.

The Company, in view of alignment the interest of Santander Brasil and the Participants, on one hand to the growth and the profitability of the Company’s business and, on the other hand, to recognize the Participants contribution to the development of the Company’s activity; to give the possibility to the Company to hold the Participants as an employee of the Company; and to promote the good development of the Company and of the shareholders interest within a long term commitment of the Participants, elaborated the “Deferred Bonus Plans”.

The “Deferred  Bonus Plans”, also has the interest of attend the Resolution CMN #3.921, which all the financial institutions has to observes the requisites to pay the deferred on the future of the variable remunerate payment by the Company to certain directors, managerial employees and other employees of Santander and companies controlled, pursuant to the financial base sustainable for long term and adjust to the future payment in order to the assumed risks and the variable of the capital cost.

Thus, the Company proposes to ESM approval the “Deferred Bonus Plans” refer to the year 2013, which has for its object the payment of gratification as part of the variable remuneration by the Company to certain directors, managerial employees and other employees of Santander and companies controlled.

The information pertaining to the Plan are described in Exhibits II, II.1, II.2 and II.3 of the Manual, in accordance with Article 13 of CVM Instruction 481.

EXHIBIT I

PROPOSAL OF CHANGING THE COMPOSITION OF THE COMPANY’S BOARD OF DIRECTORS

12.6. According to each of the member of the Management and members of the Fiscal Council of the Company, indicate, in table form:

Name	Marcial Angel Portela Alvarez
Age	68
Job	Executive
CPF or passport number	809.357.880-34
Post occupied	Vice-President of the Board of Directors
Election date	04/26/2011
Take Office date	07/14/2011
Term of office	OSM de 2016
Other post or occupation on the company	No
Elected by the controller	Yes

Name	Celso Clemente Giacometti
Age	69
Job	Manager
CPF or passport number	029.303.408-78
Post occupied	Vice-President and Independent Member of the Company’s Board of Directors
Election date	10/25/2011
Take Office date	10/25/2011
Term of office	OSM de 2016
Other post or occupation on the company	Member of the Audit Committee and of the Remuneration and Appointments Committee
Elected by the controller	Yes

Name	Conrado Engel
Age	55
Job	Engineer
CPF or passport number	025.984.758-52
Post occupied	Member of the Board of Directors
Election date	10/31/2012
Take Office date	12/21/2012
Term of office	OSM de 2016
Other post or occupation on the company	Vice- President Officer
Elected by the controller	Yes

Nome	Jesús Maria Zabalza Lotina
Idade	55
Profissão	Engineer
CPF ou nº do passaporte	AAG026463
Cargo eletivo ocupado	Member of the Company’s Board of Directors
Data de eleição	06/03/2016
Data da Posse	(Approval process by Brazilian Central Bank)
Prazo do mandato	OSM of 2016
Outros cargos ou funções exercidos no emissor	President Officer
Eleito pelo controlador	Yes

Name	Jose Antonio Alvarez Alvarez
Age	53
Job	Executive
CPF or passport number	233.771.448-97
Post occupied	Member of the Board of Directors
Election date	04/26//2011
Take Office date	07/14/2011
Term of office	OSM de 2016
Other post or occupation on the company	No
Elected by the controller	Yes

Name	José Manuel Tejón Borrajo
Age	61
Job	Economist
CPF or passport number	233.771.468-30
Post occupied	Member of the Board of Directors
Election date	04/26/2011
Take Office date	04/14/2011
Term of office	OSM de 2016
Other post or occupation on the company	No
Elected by the controller	Yes

Name	José de Paiva Ferreira
Age	54
Job	Manager
CPF or passport number	007.805.468-06
Post occupied	Member of the Board of Directors
Election date	04/26/2011
Take Office date	07/14/2011
Term of office	OSM de 2016
Other post or occupation on the company	No
Elected by the controller	Yes

Name	José Roberto Mendonça de Barros
Age	69
Job	Economist
CPF or passport number	005.761.408-30
Post occupied	Member of the Board of Directors
Election date	04/26/2011
Take Office date	07/14/2011
Term of office	OSM de 2016
Other post or occupation on the company	No
Elected by the controller	Yes

Name	Marília Artimonte Rocca
Age	40
Job	Entrepreneur
CPF or passport number	252.935.048-51
Post occupied	Member of the Board of Directors
Election date	10/31/2012
Take Office date	12/21/2012
Term of office	OSM de 2016
Other post or occupation on the company	No
Elected by the controller	Yes

Name	Viviane Senna Lalli
Age	55
Job	Entrepreneur
CPF or passport number	077.538.178-09
Post occupied	Member of the Board of Directors
Election date	04/26/2011
Take Office date	07/14/2011
Term of office	OSM de 2013
Other post or occupation on the company	Member of the Remuneration and Appointments Committee
Elected by the controller	Sim

12.8. According to each of the members of the Management, as well as the members of the Fiscal Council, provide the following information:

a. CV, with the following information:

     i. main professional experiences along the last 5 years, indicating:

     ·  company’s name;

     ·  post and functions related to the post;

     · main activity of the company where that experiencies had occured, detaching the companies and organizations that fills (i) the economical group of the company; or (ii) the partners with direct ou indirect participation, equal or higher than 5% of a same class or amount of securities of the company:

     ii. indication of all posts of the Management on the open company.

a. CV:

Marcial Portela Alvarez. Mr. Portela was born in Spain.  He holds a master’s degree in Political Science from the Universidad Complutense de Madrid in Spain and a master’s degree in Sociology from the Catholic University of Louvain, in Belgium.  Mr. Portela was a Professor at the Sociology College, at Deusto University, in Spain, and member of the Executive Council at the Graduate School of Business from the Chicago University, in the United States of America. Mr. Portela began at Banco Santander España in 1998, as Executive Vice-President. Since 2010, he is President of Santander Brasil and General Director of Grupo Santander Mundial. He served as a member of Executive Committee of Telefonica S.A. (Spain) and as CEO of Telefonica International.  Mr. Portela was an entrepreneur of companies in the area of telecommunications and renewable energy business. He served as Executive Director  of Corporación Bancaria España, S.A.—ARGENTARIA and member of the board of directors of Banco Español de Crédito S.A..  He served as Chairman of the Board of directors of Banco Exterior de España, S.A., in New York, Head of the United States of America and Latin America.

Celso Clemente Giacometti. Mr. Giacometti is Brazilian and was born on October 13, 1943. He holds a degree in business administration from the Faculdade de Economia São Luís and graduated with an accounting sciences degree from the Faculdade de Ciências Econômicas de Ribeirão Preto. He started his career in 1960 as a trainee and reviewer at Citibank. From 1963 to 2001 he worked at Arthur Andersen, becoming a partner in 1974 and acting as CEO of Brazilian operations from 1985 to 2000. He served on the board of directors and audit committees of Lojas Marisa S.A., Tarpon Investments, TIM Participações and LLX Logística, and also served as member of the Fiscal Council of CTEEP/ISA—Transmissão Paulista. He was also the CEO of Souto Vidigal, a holding company and family office from 2004 to 2006. On February 3, 2010 he was elected as an independent member of the board of directors of Santander Brasil and inOctober 2011, he was appointed asour Chairman. He is the managing partner of Giacometti Serviços Profissionais Ltda. Mr. Giacometti is also one of the co-founders and former board member of IBGC. Today, he also serves as President of the Statutory Audit Committee and Audit Committee at AMBEV.

Jesús Maria Zabalza Lotina. Mr. Zabalza is a Spanish citizen, graduated on Industrial Engineering and always has worked on the financial market. In 1982, he worked at Banco Vizcaya, where he occupied the position of Officer on plenty of different campuses in Cádiz, Granada, Sevilla and Zaragoza. Six years later, he served as an Officer on the Burgos Region, already as BBV. He followed his carreer always occuping the highest positions at BBV and right after that at Banco Hipotecário and Caixa Postal, where he could occupy the position of General Officer in both entities, which were already part of Argentaria. Starting in 1996, he worked for six years at La Caixa, in Madrid, as  Assistent Officer, where he was responsible to conduct the expending proceeding starting from Cataluña, and where he was also member fo the Directive Board. Since 2002, he has been General Officer of Banco Santander and of Latin America Division. He also occupies the position of First Vice-President of the Banco Santander Chile Board of Officers, as well as a member of the Board of Officers of Santander Mexico. From 2002 to 2010, he occupied the positions of President of the Board of Directors of Santander Colombia and of Bancorp, in Porto Rico. He is also Vice-President of the Spanish Association of Executives of Finance (AEEF).

Conrado Engel. Mr. Engel is Brazilian and was born on May 30, 1957. He holds a degree in aeronautical engineering from the Instituto Tecnológico de Aeronáutica – ITA. He started his career in 1981 as management trainee of Citibank S.A., where he worked for seven years. From 1992 to 1997 he was the cards officer of Banco Nacional-Unibanco. In 1998 he was elected chief executive officer of Financeira Losango. In October 2003 he became responsible for the retail sector of HSBC in Brazil and was a member of its executive committee until the end of 2006. From January 2007 to May 2009 he was responsible for the retail sector of HSBC in the Asian-Pacific region, in Hong Kong. In May 2008 he was appointed group general manager and took office as chief executive officer of HSBC Brasil in June 2009, where he remained until March 2012. At Santander Brasil he is a senior vice president executive officer, responsible for the retail business of the bank.

José Antonio Alvarez Alvarez. Mr. Alvarez is Spanish and was born on January 6, 1960. He holds a bachelor’s degree in business economics science from Universidad Santiago de Compostela in Spain and a MBA from the University of Chicago’s Graduate School of Business. He started at Santander Spain in 2002 as the head of finance management and in November 2004 he was elected as chief financial officer. He served as financial director of Banco Bilbao Vizcaya Argentaria, S.A. in Spain from 1999 to 2002 and as financial director of Corporación Bancaria de España, S.A. (Argentaria) from 1995 to 1999. He was also chief financial officer for Banco Hipotecario, S.A. in Spain from 1993 to 1995 and vice president of Finanpostal Gestión Fondos de Inversión y Pensiones from 1990 to 1993. He was a member of the board of directors of Banco de Crédito Local S.A. from 2000 to 2002. Today he is a member of the board of directors of Santander Consumer Finance, S.A., the chairman of Santander de Titulización, SGFT, S.A., a member of the board of directors of Bolsa de Mercados Españoles, S.A. (BME) and a member of the board of directors of Santander Global Property, S.L.

José Manuel Tejón Borrajo. Mr. Tejón is Spanish and was born on July 11, 1951. He holds a bachelor’s degree in economics from the Universidad Complutense de Madrid in Spain.He started at Santander Spain in 1989 as head of general audit and since 2004 he has been responsible for the general audit division and administration control. Within the Santander Group, he also serves as the chairman of the board of directors of Banco de Albacete, S.A., the chairman of the board of directors of Cantabro Catalana de Inversiones, S.A., a member of the board of directors of Santander Securities Inc., the vice chairman of the board of directors of Santander Investments I, S.A., a director of Santander Holding Internacional, S.A., an officer of Santusa Holding, S.L., vice chairman of the board of directors of Santander Gestión, S.L., chairman of the board of directors of Administración de Bancos Latinoamericanos Santander, S.L. and chairman of the board of directors of Grupo Empresarial Santander, S.L.

José de Paiva Ferreira. Mr. Ferreira is Portuguese and was born on March 1, 1959. He holds a degree in business administration from the Fundação Getúlio Vargas, a post-graduate degree in business from the Fundação Getúlio Vargas and an MBA from the Wharton School of Business. He started at Banco Bradesco in 1973 and joined Banco Geral do Comércio S.A. in 1985 as chief assistant of services and served as an executive vice-president/executive officer of Banco Geral do Comércio S.A., Banco Santander Noroeste S.A., Banco Meridional, Banco do Estado de São Paulo S.A.—Banespa, and Santander Brasil.

José Roberto Mendonça de Barros. Mr. Mendonça is Brazilian and was born on February 7, 1944. He holds a bachelor’s degree, post-graduate and doctorate degree in economics from the University of São Paulo and a post-doctorate degree in economics from Yale University. He is currently a member of the board of directors of BM&FBOVESPA and Tecnisa, a member of the advisory board of Pão de Açúcar, of Grupo O Estado de São Paulo, of FEBRABAN, of Schneider Electric and of Link Partners. He is also a member of the consulting chamber of the Novo Mercado Project for BM&FBOVESPA. In September 2009 he was elected as an independent member of the Board of Directors of Santander Brasil. He was a member of the board of directors of GP Investments, Fosfertil/Ultrafertil, Varig Participações em Transportes Aéreos, Frigorífico Minerva, Economia da FIESP, Companhia Energética de São Paulo, ELETROPAULO—Electricidade de São Paulo, CPFL—Companhia Paulista de Força e Luz, COMGAS—Companhia de Gás de São Paulo, and of the strategic committee of Companhia Vale do Rio Doce.

Marília Artimonte Rocca.  Mrs. Marília Rocca is Brazilian and was born on January 31, 1973. She holds a degree in business administration from Fundação Getúlio Vargas de São Paulo and an MBA in management from Columbia Business School, New York. She attended the Executive Program - Family in Business at Harvard Business School, in Boston. Mrs. Rocca began her career in the operations department at Wal Mart Brasil, serving the company since its initial operations in Brasil until 1998. She managed third-sector organizations for six years and was also the co-founder and general director of Endeavor Brasil, a NGO leader of high-impact entrepreneurship and Fundação Brava, an organization focused on the promotion of public management. She started and developed part of the Family Office of the Lemann, Sicupira and Telles families. She is currently a partner director at Mãe Terra and Fibraxx, companies in the natural and organic products segment, where she has worked since the acquisition in 2007. She has been a member of the boards of directors of Totvs since 2001, Endeavor Brasil since 2005, and Santander Brasil since 2012. She was also a member of the board of directors of Grupo IBMEC from 2004 to 2008, having been appointed every year until now as a member of the Insper’s External Assessment Committee. She was selected for the program Henry Crown Fellowship of Aspen Institute, in which she has participated since 2006. In 2011, she was granted the business category Cláudia Award, the country’s most relevant award granted to women.

Viviane Senna Lalli. Ms. Senna is Brazilian and was born on June 14, 1957. She holds a bachelor’s degree in psychology from the Pontifícia Universidade Católica in São Paulo. From 1981 to 1996, she worked as a psychotherapist of adults and children. In September 2009, she was elected as an independent member of our board of directors. She is also a member of the Brazilian Presidency Board (CDES), the advisory board of FEBRABAN and Citibank Brasil, the board of education of CNI and FIESP, the boards of Institutos Coca Cola, Energias do Brasil, ADVB and Todos pela Educação and of the orientation and social investment committees of Banco Itaú-Unibanco.

b. description of any of the following events that had happened along the last 5 years:

     i. any criminal conviction;

    ii. any conviction on an administrative proceedings of CVM and its punishment;

    iii. any conviction final and unappealable, on the Curt or administrative proceedings, which may had been adjourned or caused inability to practice the professional or commercial activity.

None of the current members was sentenced on the Curt or administrative proceedings.

12.9. Inform the existece of conjugal relationship, stable union or second grade kindred among:

a. Manangement

Not applicable, due to the fact that there is no relation between those people.

b. (i) Management and (ii) Management of direct or indirectly controlled companies

Not applicable, due to the fact that there is no relation between those people.

c. (i) Management of direct or indirectly controlled companies and (ii) Direct and Indirect Controllers of the Company

Not applicable, due to the fact that there is no relation between those people.

d. (i) Management  and  (ii) Management of direct and indirectly controlled societies of the Company

Not applicable, due to the fact that there is no relation between those people.

12.10. Inform about the subordination relationship, as well as the services or controllings held on the last three fiscal years, between the management:

a. Direct or indirectly controlled society, of the company

These information are on item 12,8.a, above.

b. Direct or Indirectly controller of the company

About the subordination item, Santander Brasil has two members of the Board of the Directors, who are also Executives of the Group Santander Espanha.

c. In case of relevance, supplier, client, deptor or creditors, of its controlled companies and controllers or controlled by one of these people.

See item 12.8.a.

EXHIBIT II

(Persuant to Article 13 da Instrução CVM 481)

1. Provide a copy of the proposed plan

Exhibit II.1, II.2 and  II.3.

Exhibit II.1

LONG TERM INCENTIVE PLAN – COLLECTIVE SUPERVISED UNITS BONUS (2014)

2. Inform the main features of the proposed plan, specifying:

a.                              Potential beneficiaries

Administrators, management level employees and other employees of Banco Santander Brasil and controlled companies who may be benefitted with the Plan.

b.                              Maximum number of options to be issued

	Board of Directors	Statutory Board of Officers and Professionals on Key Positions
Maximum Number of Granted Options	0	1.600.000

c. Maximum number of shares covered by the plan

	Board of Directors	Statutory Board of Officers and Professionals on Key Positions
Maximum Number of Granted Options	0	1.600.000

d. Acquisition conditions

The participant must remain with the Company during the effective term of the Plan and comply with the other criteria set forth in the regulation.

e.       Detailed criteria for determining exercise price

The values used as a basis for the Bonus in Units to be paid to the Participants shall be calculated as follows:

(a) First exercise following the Base Year: the Annual Final Quantity of Units of the first exercise multiplied by the final daily quotation of the Units at the fifteen (15) last tradingsessions at BM&FBOVESPA in the month of January of the first fiscal year following the Base Year;

(b) Second exercise following the Base Year: the Annual Final Quantity of Units of the secondexercise multiplied by the final daily quotation of the Units at the fifteen (15) last trading sessions at BM&FBOVESPA in the month of January of the first fiscal year following the Base Year;

(c) Third exercise following the Base Year: the Annual Final Quantity of Units of the thirdexercise multiplied by the final daily quotation of the Units at the fifteen (15) last tradingsessions at BM&FBOVESPA in the month of January of the first fiscal year following the Base Year;

f. Criteria for determining the term of the exercise

The Total Quantity of Units shall be divided by three (3) and allotted equally to the three fiscal years following the Base Year. The payments of each portion of the Bonus in Units of the Participants shall be made up to the 31st of March of each one of the three fiscal years following the Base Year.

g.Form of settling the options

The payment of the bonus shall be made directly in Units, if this form of payment is paid by the Brazilian Securities Committee and by BM&F Bovespa. Otherwise, the amounts shall be paid in Brazilian reals, indexed to the price of the Units.

h.Criteria and events which, if they occur, will cause the suspension, change or extinction of the plan

The Board of Directors may determine a partial payment or a non-payment of the plan, if the following circumstances should arise:

(a) Dissatisfactory financial performance of the Company.

(b) Infringement of internal rules applicable to the Participant, including, without limitation, risk management policies;

(c) Material changes in the financial conditions of the Company, save if arising from changes in accounting rules;

(d) Material variations in the Company’s reference equity; or

(e) Undue exposure in risk management.

3. Justify the proposed plan, explaining:

a.                      The main goals of the plan

The Plan has the following goals:

(a) To align the interests of the Company and of the Participants, with the aim at, on one hand, promoting the growth and profitability of the Company business and, on the other, acknowledging the contribution made by the Participants to the development of the activities of the Company;

(b) To enable the Company to retain the Participants as staff members, offering them, as an additional advantage, compensation linked to the performance of the Company’s Share Deposit Certificates, each of which represents fifty-five (55) common shares and fifty (50) preferred shares issued by the Company (the “Units”), subject to the terms, conditions and procedures set forth in this Plan; and

(c) To promote the positive performance of the Company and shareholder interests by securing a long term commitment of the Participants.

The plan is consistent with the current regulatory framework applicable to the Company, especially in the light of the CMN Resolution no. 3921, whereby financial institutions shall comply with certain requirements in order to ensure a deferred future payment of part of the variable compensation payable to its administrators and other co-workers, taking into account sustainable long-term financial bases and adjustments in such future payments in view of the risks incurred and of the fluctuations in the cost of capital.

b.                      How does the plan contribute towards these goals?

The Plan contributes towards the alignment of the interests of co-workers with the long-term  profitability and results of the organization, inasmuch as it represents a payment of deferred variable compensation in shares and subject to Clawback, should any of the situations described under item (h) occur.

c.                       How does the plan fit into the compensation policy of the Company?

The plan plays a key part in the Company’s compensation strategy, since it operates as an efficient tool for acknowledgment, motivation and retaining of its participants over the short, medium and long terms.

d.                      How does the plan align with the interests of the beneficiaries and of the Company over the short, medium and long terms?

The plan is aligned with the interests of the beneficiaries and of the Company over the short, medium and long terms by linking the compensation to the price of the Company’s shares, subject to Cláusula Malus.

4. Estimate the expenses of the Company under the plan, pursuant to the accounting rules dealing with this subject matter.

Total Estimated Cost of the Plan: BRL 25 million

* * * *

Exhibit II.2

LONG-TERM INCENTIVE PLAN - SUPERVISED COLLECTIVE (DEFERRED SHARE IN CASH) 2014

2. Inform the main features of the proposed plan, identifying:

a. Potential beneficiaries

Directors, managerial employees and other workers of the Company and of the companies under its control that may be benefited by the Plan

b. Maximum number of options to be granted

Not applicable

c. Maximum number of shares covered by the plan

Not applicable

d. Terms for acquisition

The Participant must remain in the Company during the term of the Plan and follow other criteria established in the regulations.

e. Detailed criteria for setting the exercise price

The values of the Deferred Bonus to be paid to the Participants will be calculated as follows:

(a) First fiscal year following the Base Year: Final Base Value per Year for the first fiscal year adjusted by the variation of 100% (one hundred percent) of the CDI between February 1st of the Base Year until January 31st of the first fiscal year following the Base Year.

(b) Second fiscal year following the Base Year: Final Base Value per Year for the second fiscal year adjusted by the variation of 100% (one hundred percent) of the CDI between February 1st of the Base Year until January 31st of the second fiscal year following the Base Year.

(c) Third fiscal year following the Base Year: Final Base Value per Year for the third fiscal year adjusted by the variation of 100% (one hundred percent) of the CDI between February 1st of the Base Year until January 31st of the third fiscal year following the Base Year.

f. Criteria for setting the exercise period

The Initial Base Value will be divided by 3 (three) and equally allocated to the three fiscal years following the Base Year. The payment of each installment of the Deferred Bonus of the Participants (i) will be made until March 31st of each of the three fiscal years following the Base Year.

g. Method for settlement of options

The dividend will be paid as bonus in cash.

h. Criteria and events that, when determined, will cause the suspension, modification or termination of the plan

The Board of Directors of the Company may establish the partial payment or non-payment of the plan, upon verification of the following events:

(a) unsatisfactory financial performance of the Company;

(b) breach of internal rules applicable to the Participant, including but not limited to, risk management policies;

(c) material change in the financial condition of the Company, except as a result of changes in accounting standards;

(d) material changes in the Company's net worth; or

(e) undue exposure in risk management.

3. Justify the proposed plan, explaining:

a.           The main objectives of the plan

The Plan has the following objectives:

(a) align the interests of Banco Santander Brazil and of the Participants aiming at, on one hand, the growth and profitability of the Company’s business and on the other hand, the recognition of the Participants’ contribution to the activities of Banco Santander Brazil;

(b) allow the Company to retain the Participants in its staff of employees, offering them as an additional bonus, a remuneration linked to the performance of the Deposit Certificates representing the Shares of the Company, each of 55 (fifty-five) common shares and 50 (fifty) preferred shares issued by the Company ("Units"), in accordance with the terms, conditions and forms of this Plan; and

(c) promote the good performance of the Company and the shareholders’ interests through a long-term commitment by the Participants.

It is part of the current regulatory environment applicable to the Company, especially in light of the CMN Resolution No. 3.921, by which financial institutions must observe certain requirements for payment deferred in the future of the portion of variable compensation owed to its officers and other employees, taking into account the long-term sustainable financial basis and adjustments in future payments due to the risks assumed and fluctuations in cost of capital.

b.           The way the plan contributes to these objectives

The Plan contributes to the alignment of the employees’ interests with the profitability and long-term results of the organization, because it is a deferred payment of variable compensation and subject to Cláusula Malus, upon verification of any situation described in paragraph h.

c.           How the plan is included in the company's remuneration policy

The Plan is a key element in the Company's compensation strategy because it acts as an efficient instrument of recognition, motivation and retention of Participants in the short, medium and long term.

d.           How the plan will align the interests of the beneficiaries and the company's short, medium and long term interests

The Plan aligns the interests of the Participants and the Company's short, medium and long term interests, since the compensation is subject to Cláusula Malus.

4. Estimate the company’s expenses incurred with the plan, pursuant to the account rules dealing with this subject matter.

Total estimated cost of the Plan: BRL 25 million

      * * * *

Exhibit II.3

LONG TERM INCENTIVE PLAN – GENERAL RULE 2014

2. Inform the main features of the proposed plan, specifying:

a. Potential beneficiaries

Management level employees and other employees of Banco Santander Brasil and controlled companies who may be benefitted with the Plan

b. Maximum number of options to be issued

Not applicable

c. Maximum number of shares covered by the plan

Not applicable

d. Acquisition conditions

The participant must remain with the Company during the effective term of the Plan and comply with the other criteria set forth in the regulation

e. Detailed criteria for determining exercise price

The values of the Deferred Bonus to be paid to the Participants shall be paid as follows:

(a) First exercise following the Base Year: the Annual Final Quantity of Units of the first exercise multiplied by a one hundred and ten per cent (110%) variation in the CDI from February 1st of the Base Year up to January 31st of the first fiscal year following the Base Year;

(b) Second exercise following the Base Year: the Annual Final Quantity of Units of the first exercise multiplied by a one hundred and ten per cent (110%) variation in the CDI from February 1st of the Base Year up to January 31st of the second fiscal year following the Base Year;

(c) Third exercise following the Base Year: the Annual Final Quantity of Units of the first exercise multiplied by a one hundred and ten per cent (110%) variation in the CDI from February 1st of the Base Year up to January 31st of the third fiscal year following the Base Year.

f. Criteria for determining the term of the exercise

The Initial Base Value shall be divided by three (3) and allotted equally to the three fiscal years following the Base Year. The payments of each portion of the Deferred Bonus of the Participants shall be made up to the 31st of March of each one of the three fiscal years following the Base Year.

g. Form of settling the options

The payment shall be made as a cash bonus.

h. Criteria and events which, if they occur, will cause the suspension, change or extinction of the plan

The Board of Directors may determine a partial payment or a non-payment of the plan, if the following circumstances should arise:

(a) Dissatisfactory financial performance of the Company.

(b) Infringement of internal rules applicable to the Participant, including, without limitation, risk management policies;

(c) Material changes in the financial conditions of the Company, save if arising from changes in accounting rules;

(d) Material variations in the Company’s reference equity; or

(e) Undue exposure in risk management.

3. Justify the proposed plan, explaining:

a. The main goals of the plan

The Plan has the following goals:

(a) To align the interests of Banco Santander Brasil and of the Participants, with the aim at, on one hand, promoting the growth and profitability of the Company business and, on the other, acknowledging the contribution made by the Participants to the development of the activities of Banco Santander Brasil;

(b) To enable the Company to retain the Participants as staff members, offering them, as an additional advantage, compensation linked to the performance of the Company’s Share Deposit Certificates, each of which represents fifty-five (55) common shares and fifty (50) preferred shares issued by the Company (the “Units”), subject to the terms, conditions and procedures set forth in this Plan; and

(c) To promote the positive performance of the Company and shareholder interests by securing a long term commitment of the Participants.

b. How does the plan contribute towards these goals?

The Plan contributes towards the alignment of the interests of co-workers with the long-term profitability and results of the organization, inasmuch as it represents a payment of deferred variable compensation in shares and subject to Clawback, should any of the situations described under item (h) occur

c. How does the plan fit into the compensation policy of the Company?

The plan plays a key part in the Company’s compensation strategy, since it operates as an efficient tool for acknowledgment, motivation and retaining of its participants over the short, medium and long terms.

d. How does the plan align with the interests of the beneficiaries and of the Company over the short, medium and long terms?

The plan is aligned with the interests of the beneficiaries and of the Company over the short, medium and long terms by linking the compensation to the price of the Company’s shares, subject to Cláusula malus.

4. Estimate the expenses of the Company under the plan, pursuant to the accounting rules dealing with this subject matter

Total Estimated Cost of the Plan: BRL 30 million.

* * * *

EXHIBIT II.1

BANCO SANTANDER (BRASIL) S.A.

SUPERVISED AND COLLECTIVE LONG TERM INCENTIVE PLAN (BONUS IN UNITS)

I.         DEFINITIONS

1.1       Each of the expressions stated below in capital letters is used in this instrument, in the singular or plural form, as the case may be, with the meanings ascribed below:

Expression	Meaning
Base Year	Fiscal year of Plan adoption, as defined in Item 3.3. The initial Base Year is the year of 2014.
Banco Santander Brasil or Company	Banco Santander (Brasil) S.A., as defined in Item 2.1.
BM&FBOVESPA	BM&FBOVESPA S.A.- Bolsa de Valores, Mercadorias e Futuros (Stock, Commodities and Futures Exchange) as defined in Item 3.3.
Bonus in Units	Bonus in Units to be paid to Participants, as part of the variable compensation payable by the Company to Participants, as defined in Item 3.2, subject to certain conditions prescribed in the Plan.
Executive Committee	For purposes of this Plan, it is composed of the Company’s CEO and Vice-Presidents.
Agreement	Plan Agreement, to be electronically executed by each worker, when eligible as a Participant, as defined in Item 6.1.
HR Department	The Company’s Human Resources Department, as defined in Item 4.1.
Participants	Senior managers, employees at managerial level and other employees of Banco Santander Brasil and companies under its control, who may be benefited by the Plan, as defined in Item 2.1.
Lock-up Period	One (1) year’s term from the date of acquisition of each lot of Units, during which the Units cannot be sold by Participant, pursuant to Item 10.1.
Plan

Long-term incentive policy targeted at Santander Brasil’s workers and other companies of the Santander Brasil group, with compensation pegged to performance of Banco Santander Brasil’s Units, as defined in Item 2.1.

Plan

Long-term incentive policy targeted at Santander Brasil’s workers and other companies of the Santander Brasil group, with compensation pegged to performance of Banco Santander Brasil’s Units, as defined in Item 2.1.

Final Volume of Units per Year	The actual volume of reference Units allocated to each Participant for each fiscal year, based upon the Maximum Volume of Units per Year and the criteria set out in Item 4.3, as defined in Item 3.4.
Maximum Volume of Units per Year	Total Volume of Units divided by three, as defined in Item 3.4.
Total Volume of Units	Maximum number of reference Units allocated to each Participant, subject to a final order by the Company’s Board of Directors, as defined in Item 3.3.
Resolution 3921/10	National Monetary Council Resolution No. 3921 of November 25, 2010, as defined in Item 2.2.
Units	Share Deposit Certificate, each representing 55 Common shares and 50 Preferred Shares held by the Company, as defined in Item 2.1 (b).
Initial Base Amount	Initial base amount for each Participant to be determined by the Company’s Executive Committee, which shall serve as basis for calculation of the Total Volume of Units, as defined in Item 3.1.

II.        LONG-TERM INCENTIVE PLAN

2.1.      This Long-term Incentive Plan (“Plan”) represents an opportunity for a variable compensation to certain workers of BANCO SANTANDER (BRASIL) S.A. (“Banco Santander Brasil” or “Company”), including the senior managers, employees at managerial level and other employees of Banco Santander Brasil and companies under its control (“Participants”). The Plan has the following objectives:

(a)        to align the interests of Banco Santander Brasil and of the Participants, aiming, on the one part, the growth and profitability of the Company’s businesses, and, on the other part, the acknowledgement of Participants’ contribution to the development of the activities performed by Banco Santander Brasil;

(b)       to allow the Company to retain the Participants in its staff of workers, offering them, as an additional advantage, a compensation bound to the performance of the Company’s Share Deposit Certificates, each representing fifty-five (55) common shares and fifty (50) preferred shares issued by the Company (“Units”) in the terms, conditions and manner prescribed in this Plan; and

(c)        to promote the Company’s good performance and shareholders’ interest upon a long-term commitment by the Participants.

2.2.      The Plan is inserted into the current regulatory environment applicable to the Company, especially with regard to National Monetary Council Resolution No. 3921 of November 25, 2010 (“Resolution 3921/10”), by means of which financial institutions shall observe certain requirements for future deferred payment of a portion of the variable compensation payable to their senior managers and other workers, upon taking into account long-term sustainable financial basis and adjustments in future payments in light of risks assumed and oscillations in capital cost.

III.      PURPOSE OF PLAN

3.1.      The purpose of the Plan is the payment of bonus directly in Units to Participants, as part of the variable compensation payable by the Company to Participants, pursuant to its compensation policy. The Company’s Board of Directors shall define the methodology for calculation of the variable portion of compensation payable to each Participant, the payment of which shall be subject to the conditions of this Plan. The Company’s Board of Directors may change such methodology whenever it considers necessary. Based upon such methodology defined by the Board of Directors, the Executive Committee shall calculate the initial amount corresponding to the bonus in Units to be attributed to each Participant under this Plan (“Initial Base Amount”).

3.2.      The Initial Base Amount shall be converted into a certain number of Units, which shall be delivered to each Participant, as detailed below, so that the compensation of Participants shall be pegged to the future performance of the Units, in line with the provisions of Resolution 3921/10 (“Bonus in Units”).

3.3.      The volume of Units for purposes of assessment of the Bonus in Units shall be calculated by dividing the Initial Base Amount by the final daily price for the Units (Ticker: SANB11) in the past fifteen (15) trading sessions of BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”) in the month of January of the 2014 fiscal year (the “Total Volume of Units” and the “Base Year”). By way of example:

2013 - Participant is entitled to the Initial Base Amount based upon his performance, the performance of the area in which he works and the Company’s performance.

2014 - Base Year as per Item 3.3

2015, 2016 and 2017 - years of payment of portions of Bonus in Units, pursuant to Items 3.4 and 3.5 below.

3.3.1.   In the event that the Total Volume of Units fail to correspond to a whole amount, the following rule shall be observed: (i) should the amount in fraction contain 0.5 or more, the Total Volume of Units shall be rounded to the whole number immediately above; (ii) should the amount in fraction contain less than 0.5, the Total Volume of Units shall be rounded to the whole number immediately below.

3.4.      The Total Volume of Units shall be divided by three (3) and equally allocated for the three fiscal years following the Base Year (“Maximum Volume of Units per Year”). Up to February 10th of each of the three fiscal years following the Base Year, the Company’s Board of Directors may change the Maximum Volume of Units per Year, based upon the criteria in Item 4.3 below, thus establishing each fiscal year’s “Final Volume of Units per Year”.

3.5.      The amounts used as basis for the Bonus in Units to be paid to Participants shall be calculated as follows:

(a)        First fiscal year following the Base Year: Final Volume of Units per Year of the first fiscal year multiplied by the final daily price for the Units in the past fifteen (15) trading sessions of BM&FBOVESPA of January of the first fiscal year following the Base Year;

(b)       Second fiscal year following the Base Year: Final Volume of Units per Year of the second fiscal year multiplied by the final daily price for the Units in the past fifteen (15) trading sessions of BM&FBOVESPA of January of the second fiscal year following the Base Year.

(c)        Third fiscal year following the Base Year: Final Volume of Units per Year of the third fiscal year multiplied by the final daily price for the Units in the past fifteen (15) trading sessions of BM&FBOVESPA of January of the third fiscal year following the Base Year.

3.6.      Payments of each portion of the Participants’ Bonus in Units (i) shall be made on or before March 31st of each of the three fiscal years following the Base Year; (ii) shall observe the specifications approved by the Company’s Board of Directors and Executive Committee; and (iii) when involving the Company’s senior managers shall be made within the senior managers’ global compensation cap approved at the Company’s Annual General Meeting or as profit sharing payment.

3.7.      The Company shall observe the tax, labor and social security laws applicable to the payment of Bonus in Units, also with regard to the withholding of Income Tax at source of amounts paid to Participants.

IV.       PLAN MANAGEMENT

4.1.      This Plan shall be approved by the Company’s Board of Directors by proposal of the Company’s Appointment and Compensation Committee and managed by the Executive Committee with the assistance of the Company’s Human Resources Department (“HR Department”). The Executive Committee shall administer this Plan within the standards approved by the Board of Directors, which may include, among others, the powers necessary:

(a)        to decide on any and all measures related to the management of this Plan, including detailing and adoption of the general rules established herein;

(b)       to decide on the Participants’ list and Participants’ classification into one of the cycles that compose this Plan;

(c)        to review extraordinary cases arising from or related to this Plan;

(d)       to settle doubts with regard to the construction of the general rules established in the Plan; and

(e)        to propose to the Board of Directors changes to the Plan, in view of adaptations of plans of a similar nature adopted by other companies of the Santander Brasil group.

4.2.      The Human Resources Department shall take care of the Plan implementation in the terms established herein, including, without limitation, all notices applying to the Participants during the course of the Plan.

4.3.      The Company’s Board of Directors shall establish the Final Volume of Units per Year of each fiscal year for calculation of each annual portion of the Participants’ Bonus in Units, as set out in Item 3.4 above, which may be established by means of a percentage applied on the Maximum Volume of Units per Year in the following events:

(a)        the Company’s unsatisfactory financial performance;

(b)       failure to comply with internal rules applying to Participant, including without limitation, the risk management policies;

(c)        substantial change in the Company’s financial condition, except as in light of changes in accounting rules; or

(d)       substantial variations in the Company’s capital requirements or in the qualitative appraisal of risks.

4.4.      Without prejudice to the provisions in item 4.3 above, the Final Volume of Units per Year held by each Participant shall be increased proportionally as the Company distributes dividends and/or interest on net equity to its shareholders, from February 1st of the Base Year to January 10th of each of the three fiscal years following the Base Year, in the amount corresponding to the dividends and/or interest on net equity that the Participant would be entitled if he held the Company’s Units as of February 1st of the Base Year. The new Final Volume of Units per Year held by each Participant shall be calculated based upon the Units price (Ticker: SANB11) on the date stated as “Former Dividends/Interest on Net Equity”, as per a Notice to Shareholders disclosed by the Company.

V.        PLAN PARTICIPANTS

5.1.      For purposes of this Plan, the persons that are deemed as Participants will be the ones established as so by the Executive Committee and informed by the HR Department, the selection of whom shall take into account, among other factors, the seniority, responsibilities, activities and the risk managed by the Participant in the Santander Brasil group. Having the Participants that compose one certain cycle been defined, entry of new participants in said cycle shall not be permitted.

5.2.      The rights and benefits of this Plan shall be granted to Participants on a personal basis, and cannot be encumbered, assigned or transferred to third parties, except for with the exception of the possibility of benefiting the corresponding successors in the event of the Participant’s death in the terms prescribed in this Plan.

5.3       The Participants cannot make transactions with third parties with a view to neutralizing the risk of variation in the Units price, in whole or in part, for purposes of establishing the Total Volume of Units (such as “hedge”).

VI.       AGREEMENT

6.1.      With due regard for the provisions of this Plan, Participants shall electronically sign the Plan agreement (“Agreement”), when eligible as Participant of each cycle of this Plan, which shall contain, among other provisions, full compliance by Participant to the rules and conditions contained herein with regard to each cycle.

VII.     QUANTITATIVE LIMIT

7.1.      The Plan shall not cause dilution of Banco Santander Brasil’s capital stock, as Units held in treasury shall be used for payment of Bonus in Units. The Bonus in Units of this Plan shall be capped at 1,600,000 Units, corresponding to [0.042%] of the Company’s capital stock on the date hereof.

VIII.    TERMINATION, RETIREMENT, DEATH AND DISABILITY

8.1.      The effectiveness of the Plan shall be (i) legally early terminated with regard to Participants in the events set out in Items 8.2 (a) and (d) (as the case may be) below; and (ii) maintained in the events set out in Items 8.2 (b) and (c) (as the case may be) and 8.3 to 8.7 below, but subject to the rules established in such Items.

8.2.      In case of termination of Participant, the following rules shall be observed:

(a)        in case of termination of Participant for voluntary quit or by reason of dismissal with cause under article 482 of the Consolidated Labor Laws, Participant shall lose the right to participate in the Plan, in such a manner that he shall not be entitled to receive future portions of the Bonus in Units subject to this Plan;

(b)       in case of termination of Participant due to labor contract termination by reason of acts performed by the Company under article 483 of the Consolidated Labor Laws, or by reason of dismissal without cause, Participant shall receive the Units to which he would be entitled in light of the Bonus in Units applying to such Participant at the time of payments to the other Participants of the corresponding cycle;

(c)        in case of dismissal of a Participant, who has no employment bond, from a statutory position by unilateral decision without cause taken by the Company, or expiration of term of office by mutual agreement, Participant shall receive the Units to which he would be entitled in light of Bonus in Units applying to such Participant, at the time of payments to the other Participants of the corresponding cycle, as agreed between Participant and the Company. The terms agreed upon by a Participant shall not constitute an invocable precedent for other Participants; or

(d)       in case of dismissal of a Participant, who has no employment bond, from a statutory position by unilateral decision with cause taken by the Company or resignation, Participant shall lose the right to participate in the Plan, so that he shall not be entitled to receive future portions of the Bonus in Units subject to this Plan.

8.3.      In the event that the Participant withdraws from the Company to be transferred to another company of the Santander group located abroad, the provisions of Item 8.2(b) or (c) above (as the case may be) shall apply.

8.4.      In case of retirement for length of service or remunerated leave prior to the Participant’s retirement, Participant shall receive the Units to which he would be entitled in light of the Bonus in Units applying to such Participant, at the time of payments to the other Participants of the corresponding cycle.

8.5.      In case of Participant’s death, the corresponding successor shall receive the Units to which he would be entitled in light of the Bonus in Units applicable to such Participant at the time of payments to the other Participants of the corresponding cycle.

8.6.      In case of Participant’s permanent disability, as evidenced by two (2) medical reports (private and public institution), Participant shall receive the Units to which he would be entitled in light of the Bonus in Units applying to such Participant at the time of payments to the other Participants of the corresponding cycle.

8.7.      In case of suspension of the employment contract for a disease or occupational accident, Participant shall receive the Units to which he would be entitled in light of the Bonus in Units applying to such Participant at the time of payments to the other Participants of the corresponding cycle.

8.8.      It is further clarified that the moments of payments of portions of the Bonus in Units subject to this Plan shall concurrently occur in each cycle to all Participants or successors, as the case may be, and always in agreement with the decision in Item 4.3 above, irrespective of the Participant continuing or not to be a worker of Banco Santander Brasil or company under its control, when applicable, at the time of payment of Bonus in Units, with due regard for the conditions of this Plan.

IX.       QUANTITATIVE ADJUSTMENTS TO THE NUMBER OF UNITS

9.1.      For preserving the Plan’s objectives, the Total Volume of Units shall be adjusted to a higher or lower amount when the following occurs: (a) splitting, reverse split or bonus shares; (b) merger, consolidation or spin-off; and (c) other procedures of a like nature and relevant meaning.

9.2.      Under supervision of the Executive Committee, the HR Department shall perform the aforesaid quantitative adjustments, upon using the methodologies used by BM&FBOVESPA to carry out similar adjustments on its stock markets.

X.        LOCKUP

10.1     The volume of Units composing the investment under this Plan cannot be sold by Participant for a one (1) year’s term from the date of transfer of each lot of Units (“Lock-up Period”). For the sake of clarity, the Lock-up Period shall commence every time that the Participants receive Units, in light of distribution of Bonus in Units. The Units shall be blocked for sale during the Lock-up Period.

10.2     For purposes of this Chapter X, the term “sale” is understood as the offer, sale, sale commitment, sale contracting, swap, lease, lease commitment, pledge, statutory lien, transactions with derivatives pegged to Units or any other form of direct or indirect disposal or encumbrance of the Units.

XI.       NONINTERFERENCE IN EMPLOYMENT RELATION, TERM OF OFFICE OR CONTRACT

11.1.    No provision of this Plan may be construed as constituting rights to employee Participants, and shall neither grant rights to Participants in connection with the guarantee of stay as an employee or senior manager nor interfere with the Company’s right in any way, subject to the legal conditions and those in the employment contract, to terminate the relationship with Participant at any time.

11.2.    No provision of this Plan shall further grant rights to any officer or member of the Board of Directors, who is a Participant, concerning his stay until expiration of his term of office, or shall interfere with the Company’s right to remove him from office in any way, or ensure the right to his reelection to the position.

XII.     DATE OF EFFECTIVENESS AND TERMINATION OF PLAN

12.1.    The Plan shall be effective immediately after its approval by the Company’s General Meeting and shall have an indeterminate term of effectiveness.

12.2     The Plano may be terminated, suspended or amended at any time by proposal of the Company’s Board of Directors, approved in a General Meeting, and in case of suspension or termination, the rights held by Participants that already have portions of Bonus in Units to receive shall be respected, with due regard for the provisions of Chapter VIII above.

XIII.    SUPPLEMENTARY PROVISIONS

13.1     In the Company’s and its shareholders’ interest, the Board of Directors may review the conditions of the Plan, provided that the corresponding basic principles not be amended, especially the maximum amounts to be paid in this Plan, approved by the General Meeting.

13.2     The Executive Committee may establish a particular treatment for special cases and circumstances during effectiveness of the Plan, provided that the rights already granted to Participants or the basic principles of the Plan are not affected. Such particular treatment shall not constitute a precedent evocable by other Participants.

13.3.    Each Participant shall be accountable for compliance with the tax laws in effect and for the corresponding collection of taxes assessed on the Plan.

13.4.    The silent cases shall be regulated by the Company’s Board of Directors.

* * * *

EXHIBIT  II.2

BANCO SANTANDER (BRASIL) S.A.

SUPERVISED AND COLLECTIVE LONG TERM INCENTIVE PLAN –

(CASH DEFERRED PORTION)

I.         DEFINITIONS

1.1       Each of the expressions stated below in capital letters is used in this instrument, in the singular or plural form, as the case may be, with the meanings ascribed below:

Expression	Meaning
Base Year	Fiscal year of Plan adoption. The initial Base Year is the year of 2014.
Banco Santander Brasil or Company	Banco Santander (Brasil) S.A., as defined in Item 2.1.
Deferred Bonus

Cash bonus to be paid to Participants, as part of the variable compensation payable by the Company to Participants, the amount of which shall be adjusted by variation set at one hundred percent (100%) of CDI under Item 3.3, subject to certain conditions prescribed in the Plan.

CDI

Interest rate of the interbank deposit certificate, ascertained based upon transactions for issuance of interbank deposits at fixed rates, agreed for one business days and registered and cleared by the CETIP – Câmara de Custódia e Liquidação (clearing house) system, as determined by the Central Bank of Brazil, designated “Taxa DI-CETIP Over (Extra-Grupo)”, translated in a annual percentage, based on a year of two hundred and fifty-two days (252), published by CETIP daily.

Executive Committee	For purposes of this document, it is composed of the Company’s CEO and Vice-Presidents.
Agreement	Plan Agreement, to be electronically executed by each worker, when eligible as a Participant, as defined in Item 6.1.
HR Department	The Company’s Human Resources Department, as defined in Item 4.1.
Participants	Senior managers, employees at managerial level and other employees of Banco Santander Brasil and companies under its control, who may be benefited by the Plan, as defined in Item 2.1.
Plan

Long-term incentive policy targeted at Santander Brasil’s workers and other companies of the Santander Brasil group, with compensation adjusted by one hundred percent (100%) of CDI, as defined in Item 2.1.

Initial Base Amount	Initial Base Amount for each Participant, to be established by the Company’s Executive Committee, as defined in Item 3.1.
Maximum Base Amount per Year	Initial Base Amount divided by three, as defined in Item 3.2.
Final Base Amount per Year	Final base amount for each Participant, to be determined under Items 3.2 and 4.3, which shall serve as basis for calculation of Deferred Bonus.
Resolution 3921/10	National Monetary Council Resolution No. 3921 of November 25, 2010, as defined in Item 2.2.

II.        LONG-TERM INCENTIVE PLAN

2.1.      This Long-term Incentive Plan (“Plan”) represents an opportunity for a variable compensation to certain workers of BANCO SANTANDER (BRASIL) S.A. (“Banco Santander Brasil” or “Company”), including the senior managers, employees at managerial level and other employees of Banco Santander Brasil and companies under its control (“Participants”). The Plan has the following objectives:

(a)        to align the interests of Banco Santander Brasil and of the Participants, aiming, on the one part, the growth and profitability of the Company’s businesses and, on the other part, the acknowledgement of Participants’ contribution to the development of the activities performed by Banco Santander Brasil;

(b)       to allow the Company to retain the Participants in its staff of workers, offering them, as an additional advantage, a compensation in the terms, conditions and manner prescribed in this Plan; and

(c)        to promote the Company’s good performance and shareholders’ interest upon a long-term commitment by the Participants.

2.2.      The Plan is inserted into the current regulatory environment applicable to the Company, especially with regard to National Monetary Council Resolution No. 3921 of November 25, 2010 (“Resolution 3921/10”), by means of which financial institutions shall observe certain requirements for future deferred payment of a portion of the variable compensation payable to their senior managers and other workers, upon taking into account long-term sustainable financial basis and adjustments in future payments in light of risks assumed and oscillations in capital cost.

III.      PURPOSE OF PLAN

3.1.      The purpose of the Plan is the payment of cash bonus, as part of the variable compensation payable by the Company to Participants, pursuant to its compensation policy (“Deferred Bonus”). The Company’s Board of Directors shall define the methodology for calculation of the variable portion of compensation payable to each Participant, the payment of which shall be subject to the conditions of this Plan. The Company’s Board of Directors may change such methodology whenever it considers necessary. Based upon such methodology defined by the Board of Directors, the Executive Committee shall calculate the initial amount to be attributed to each Participant under this Plan (“Initial Base Amount”).

3.2.      The Initial Base Amount shall be divided by three (3) and equally allocated for the three fiscal years following the Base Year (“Maximum Base Amount per Year”). Up to February 10th of each of the three fiscal years following the Base Year, the Company’s Board of Directors may change the Maximum Base Amount per Year, based upon the criteria in Item 4.3 below, thus establishing the “Final Base Amount per Year”.

3.3.      The amounts of Deferred Bonus to be paid to Participants shall be calculated as follows:

(a)        First fiscal year following the Base Year: Final Base Amount per Year for the first fiscal year adjusted by the variation set at one hundred percent (100%) of CDI between February 1st of the Base Year and January 31st of the first fiscal year following the Base Year.

(b)       Second fiscal year following the Base Year: Final Base Amount per Year for the second fiscal year adjusted by the variation set at one hundred percent (100%) of CDI between February 1st of the Base Year and January 31st of the second fiscal year following the Base Year.

(c)        Third fiscal year following the Base Year: Final Base Amount per Year for the third fiscal year adjusted by the variation set at one hundred percent (100%) of CDI between February 1st of the Base Year and January 31st of the third fiscal year following the Base Year.

3.4.      Payments of each portion of the Participants’ Deferred Bonus (i) shall be made on or before March 31st of each of the three fiscal years following the Base Year; (ii) shall observe the specifications approved by the Company’s Board of Directors and Executive Committee; and (iii) when involving the Company’s senior managers shall be made within the senior managers’ global compensation cap approved at the Company’s Annual General Meeting or as profit sharing payment.

3.5.      The Company shall observe the tax, labor and social security laws applicable to the payment of Deferred Bonus, also with regard to the withholding of Income Tax at source of amounts paid to Participants.

IV.       PLAN MANAGEMENT

4.1.      This Plan shall be approved by the Company’s Board of Directors by proposal of the Company’s Appointment and Compensation Committee and managed by the Executive Committee with the assistance of the Company’s Human Resources Department (“HR Department”). The Executive Committee shall administer this Plan within the standards approved by the Board of Directors, which may include, among others, the powers necessary:

(a)        to decide on any and all measures related to the management of this Plan, including detailing and adoption of the general rules established herein;

(b)       to decide on the Participants’ list and Participants’ classification into one of the cycles that compose this Plan;

(c)        to review extraordinary cases arising from or related to this Plan;

(d)       to settle doubts with regard to the construction of the general rules established in the Plan; and

(e)        to propose to the Board of Directors changes to the Plan, in view of adaptations of plans of similar nature adopted by other companies of the Santander Brasil group.

4.2.      The Human Resources Department shall take care of the Plan implementation in the terms established herein, including, without limitation, all notices applying to the Participants during the course of the Plan.

4.3.      The Company’s Board of Directors shall establish the Final Base Amount per Year of each fiscal year for calculation of each annual portion of Deferred Bonus, as set out in Item 3.2 above, which may be established by means of a percentage applied on the Maximum Base Amount per Year in the following events:

(a)        the Company’s unsatisfactory financial performance;

(b)       failure to comply with internal rules applying to Participant, including without limitation, the risk management policies;

(c)        substantial change in the Company’s financial condition, except as in light of changes in accounting rules; or

(d)       substantial variations in the Company’s capital requirements or in the qualitative appraisal of risks.

V.        PLAN PARTICIPANTS

5.1.      For purposes of this Plan, the persons deemed as Participants will be the ones established as so by the Executive Committee and informed by the HR Department, the selection of whom shall take into account, among other factors, the seniority, responsibilities, activities and the risk managed by the Participant in the Santander Brasil group. Having the Participants that compose one certain cycle been defined, entry of new participants in said cycle shall not be permitted.

5.2.      The rights and benefits of this Plan shall be granted to Participants on a personal basis, and cannot be encumbered, assigned or transferred to third parties, except for with the exception of the possibility of benefiting the corresponding successors in the event of the Participant’s death in the terms prescribed in this Plan.

VI.       AGREEMENT

6.1.      With due regard for the provisions of this Plan, Participants shall electronically sign the Plan agreement (“Agreement”), when eligible as Participant of each cycle of this Plan, which shall contain, among other provisions, full compliance by Participant to the rules and conditions contained herein with regard to each cycle.

VII.     TERMINATION, RETIREMENT, DEATH AND DISABILITY

7.1.      The effectiveness of the Plan shall be (i) legally early terminated with regard to Participants in the events set out in Items 7.2 (a) and (d) (as the case may be) below; and (ii) maintained in the events set out in Items 7.2 (b) and (c) (as the case may be) and 7.3 to 7.7 below, but subject to the rules established in such Items.

7.2.      In case of termination of Participant, the following rules shall be observed:

(a)        in case of termination of Participant for voluntary quit or by reason of dismissal with cause under article 482 of the Consolidated Labor Laws, Participant shall lose the right to participate in the Plan, in such a manner that he shall not be entitled to receive future portions of the Deferred Bonus subject to this Plan;

(b)       in case of termination of Participant due to labor contract termination by reason of acts performed by the Company under article 483 of the Consolidated Labor Laws, or by reason of dismissal without cause, Participant shall receive the Deferred Bonus portion amount applicable to such Participant at the time of payments to the other Participants of the corresponding cycle;

(c)        in case of dismissal of a Participant, who has no employment bond, from a statutory position by unilateral decision without cause taken by the Company, or expiration of term of office by mutual agreement, Participant shall receive the Units to which he would be entitled in light of Bonus in Units applicable to such Participant, at the time of payments to the other Participants of the corresponding cycle, as agreed between Participant and the Company. The terms agreed upon by a Participant shall not constitute an evocable precedent for other Participants; or

(d)       in case of dismissal of a Participant, who has no employment bond, from a statutory position by unilateral decision with cause taken by the Company or resignation, Participant shall lose the right to participate in the Plan, so that he shall not be entitled to receive future portions of the Bonus in Units subject to this Plan.

7.3.      In the event that the Participant withdraws from the Company to be transferred to another company of the Santander group located abroad, the provisions of Item 7.2(b) or (c) above (as the case may be) shall apply.

7.4.      In case of retirement for length of service or remunerated leave prior to the Participant’s retirement, Participant shall receive the amount of the portion of Deferred Bonus applicable to such Participant, at the time of payments to the other Participants of the corresponding cycle.

7.5.      In case of Participant’s death, the corresponding successor shall receive the amount of the portion of Deferred Bonus applicable to such Participant at the time of payments to the other Participants of the corresponding cycle.

7.6.      In case of Participant’s permanent disability, as evidenced by two (2) medical reports (private and public institution), Participant shall receive the amount of the portion of Deferred Bonus applying to such Participant at the time of payments to the other Participants of the corresponding cycle.

7.7.      In case of suspension of the employment contract for a disease or occupational accident, Participant shall receive the amount of the portion of Deferred Bonus applying to such Participant at the time of payments to the other Participants of the corresponding cycle.

7.8.      It is further clarified that the moments of payments of portions of the Deferred Bonus subject to this Plan shall concurrently occur in each cycle to all Participants or successors, as the case may be, and always in agreement with the decision in item 4.3, irrespective of the Participant continuing or not to be a worker of Banco Santander Brasil or company under its control, when applicable, at the time of payments of Deferred Bonus, with due regard for the conditions of this Plan.

VIII.    NONINTERFERENCE IN EMPLOYMENT RELATION, TERM OF OFFICE OR CONTRACT

8.1.      No provision of this Plan may be construed as constituting rights to employee Participants, and shall neither grant rights to Participants in connection with the guarantee of stay as an employee or senior manager nor interfere with the Company’s right in any way, subject to the legal conditions and those in the employment contract, to terminate the relationship with Participant at any time.

8.2.      No provision of this Plan shall further grant rights to any officer or member of the Board of Directors, who is a Participant, concerning his stay until expiration of his term of office, or shall interfere with the Company’s right to remove him from office in any way, or ensure the right to his reelection to the position.

IX.       DATE OF EFFECTIVENESS AND TERMINATION OF PLAN

9.1.      The Plan shall be effective immediately after its approval by the Company’s Board of Directors and shall have an indeterminate term of effectiveness.

9.2       The Plano may be terminated, suspended or amended at any time by the Company’s Board of Directors, and in case of suspension or termination, the rights held by Participants that already have portions of Deferred Bonus to receive shall be respected, with due regard for the provisions of Chapter VII above.

X.        SUPPLEMENTARY PROVISIONS

10.1.    Each Participant shall be accountable for compliance with the tax laws in effect and for the corresponding collection of taxes assessed on the Plan.

10.2.    The silent cases shall be regulated by the Company’s Board of Directors.

* * * *

EXHIBIT II.3

BANCO SANTANDER (BRASIL) S.A.

LONG TERM INCENTIVE PLAN – GENERAL RULE

I.         DEFINITIONS

1.1       Each of the expressions stated below in capital letters is used in this instrument, in the singular or plural form, as the case may be, with the meanings ascribed below:

Expression	Meaning
Base Year	Fiscal year of Plan adoption. The initial Base Year is the year of 2014.
Banco Santander Brasil or Company	Banco Santander (Brasil) S.A., as defined in Item 2.1.
Deferred Bonus

Cash bonus to be paid to Participants, as part of the variable compensation payable by the Company to Participants, the amount of which shall be adjusted by variation set at one hundred and ten percent (110%) of CDI under Item 3.3, subject to certain conditions prescribed in the Plan.

CDI

Interest rate of the interbank deposit certificate, ascertained based upon transactions for issuance of interbank deposits at fixed rates, agreed for one business days and registered and cleared by the CETIP – Câmara de Cústodia e Liquidação (clearing house) system, as determined by the Central Bank of Brazil, designated “Taxa DI-CETIP Over (Extra-Gropo)”, translated in a annual percentage, based on a year of two hundred and fifty-two days (252) published by CETIP daily.

Executive Committee	For purposes of this document, it is composed of the Company’s CEO and Vice-Presidentss.
Agreement	Plan Agreement, to be electronically executed by each worker, when eligible as a Participant, as defined in Item 6.1.
HR Department	The Company’s Human Resources Department, as defined in Item 4.1.
Participants	Senior managers, employees at managerial level and other employees of Banco Santander Brasil and companies under its control, who may be benefited by the Plan, as defined in Item 2.1.
Plan

Long-term incentive policy targeted at Santander Brasil’s workers and other companies of the Santander Brasil group, with compensation adjusted by one hundred and ten percent (110%) of CDI, as defined in Item 2.1.

Initial Base Amount	Initial Base Amount for each Participant, to be established by the Company’s Executive Committee, as defined in Item 3.1.
Maximum Base Amount per Year	Initial Base Amount divided by three, as defined in Item 3.2.
Final Base Amount per Year	Final base amount for each Participant, to be determined under Items 3.2 and 4.3, which shall serve as basis for calculation of Deferred Bonus.

II.        LONG-TERM INCENTIVE PLAN

2.1.      This Long-term Incentive Plan (“Plan”) represents an opportunity for a variable compensation to certain workers of BANCO SANTANDER (BRASIL) S.A. (“Banco Santander Brasil” or “Company”), including the senior managers, employees at managerial level and other employees of Banco Santander Brasil and companies under its control (“Participants”). The Plan has the following objectives:

(a)        to align the interests of Banco Santander Brasil and of the Participants, aiming, on the one part,  the growth and profitability of the Company’s businesses, and, on the other part, the acknowledgement of Participants’ contribution to the development of the activities performed by Banco Santander Brasil;

(b)       to allow the Company to retain the Participants in its staff of workers, thus offering them, as an additional advantage, a compensation in the terms, conditions and manner prescribed in this Plan; and

(c)        to promote the Company’s good performance and shareholders’ interest upon a long-term commitment by the Participants.

2.2.      The Plan is inserted into the current regulatory environment applicable to the Company, especially with regard to National Monetary Council Resolution No. 3921 of November 25, 2010 (“Resolution 3921/10”), by means of which financial institutions shall observe certain requirements for future deferred payment of portion of the variable compensation payable to their senior managers and other workers, upon taking into account long-term sustainable financial basis and adjustments in future payments in light of risks assumed and oscillations in capital cost.

III.      PURPOSE OF PLAN

3.1.      The purpose of the Plan is the payment of cash bonus to Participants, as part of the variable compensation payable by the Company to Participants, pursuant to its compensation policy (“Deferred Bonus”). The Company’s Board of Directors shall define the methodology for calculation of the variable portion of compensation payable to each Participant, the payment of which shall be subject to the conditions of this Plan. The Company’s Board of Directors may change such methodology whenever it considers necessary. Based upon such methodology defined by the Board of Directors, the Executive Committee shall calculate the initial amount to be attributed to each Participant under this Plan (“Initial Base Amount”).

3.2.      The Initial Base Amount shall be divided by three (3) and equally allocated for the three fiscal years following the Base Year (“Maximum Base Amount per Year”). Up to 10th of each of the three fiscal years following the Base Year, the Company’s Board of Directors may change the Maximum Base Amount per Year, based upon the criteria in Item 4.3 below, thus establishing the “Final Base Amount per Year”.

3.3.      The amounts of Deferred Bonus to be paid to Participants shall be calculated as follows:

(a)        First fiscal year following the Base Year: Final Base Amount per Year for the first fiscal year adjusted by the variation set at one hundred and ten percent (110%) of CDI between February 1st of the Base Year and January 31st of the first fiscal year following the Base Year.

(b)       Second fiscal year following the Base Year: Final Base Amount per Year for the second fiscal year adjusted by the variation set at one hundred and ten percent (110%) of CDI between February 1st of the Base Year and January 31st of the second fiscal year following the Base Year.

(c)        Third fiscal year following the Base Year: Final Base Amount per Year for the third fiscal year adjusted by the variation set at one hundred and ten percent (110%) of CDI between February 1st of the Base Year and January 31st of the third fiscal year following the Base Year.

3.4.      Payments of each portion of the Participants’ Deferred Bonus (i) shall be made on or before March 31st of each of the three fiscal years following the Base Year; (ii) shall observe the specifications approved by the Company’s Board of Directors and Executive Committee; and (iii) when involving the Company’s senior managers shall be made within the senior managers’ global compensation cap approved at the Company’s Annual General Meeting or as profit sharing payment.

3.5.      The Company shall observe the tax, labor and social security laws applicable to the payment of Deferred Bonus, also with regard to the withholding of Income Tax at source of amounts paid to Participants.

IV.       PLAN MANAGEMENT

4.1.      This Plan shall be approved by the Company’s Board of Directors by proposal of the Company’s Appointment and Compensation Committee and managed by the Executive Committee with the assistance of the Company’s Human Resources Department (“HR Department”). The Executive Committee shall administer this Plan within the standards approved by the Board of Directors, which may include, among others, the powers necessary:

(a)        to decide on any and all measures related to the management of this Plan, including detailing and adoption of the general rules established herein;

(b)       to decide on the Participants’ list and Participants’ classification into one of the cycles that compose this Plan;

(c)        to review extraordinary cases arising from or related to this Plan;

(d)       to settle doubts with regard to the construction of the general rules established in the Plan; and

(e)        to propose to the Board of Directors changes to the Plan, in view of adapations of plans of similarnature adopted by other companies of the Santander Brasil group.

4.2.      The Human Resources Department shall take care of the Plan implementation in the terms established herein, including, without limitation, all notices applying to the Participants during the course of the Plan.

4.3.      The Company’s Board of Directors shall establish the Final Base Amount per Year of each fiscal year for calculation of each annual portion of Deferred Bonus, as set out in Item 3.2 above, which may be established by means of a percentage applied on the Maximum Base Amount per Year in the following events:

(a)        the Company’s unsatisfactory financial performance;

(b)       failure to comply with internal rules applying to Participant, including without limitation, the risk management policies;

(c)        substantial change in the Company’s financial condition, except as in light of changes in accounting rules; or

(d)       substantial variations in the Company’s capital requirements or in the qualitative appraisal of risks.

V.        PLAN PARTICIPANTS

5.1.      For purposes of this Plan, the persons deemed as Participants will be the ones established as so by the Executive Committee and informed by the HR Department, the selection of whom shall take into account, among other factors, the seniority, responsibilities, activities and the risk managed by the Participant in the Santander Brasil group. Having the Participants that compose one certain cycle been defined, entry of new participants in said cycle shall not be permitted.

5.2.      The rights and benefits of this Plan shall be granted to Participants on a personal basis, and cannot be encumbered, assigned or transferred to third parties, except for with the exception of the possibility of benefiting the corresponding successors in the event of the Participant’s death in the terms prescribed in this Plan.

VI.       AGREEMENT

6.1.      With due regard for the provisions of this Plan, Participants shall electronically sign the Plan agreement (“Agreement”), when eligible as Participant of each cycle of this Plan, which shall contain, among other provisions, full compliance by Participant to the rules and conditions contained herein with regard to each cycle.

VII.     TERMINATION, RETIREMENT, DEATH AND DISABILITY

7.1.      The effectiveness of the Plan shall be (i) legally early terminated with regard to Participants in the events set out in Items 7.2 (a) and (d) (as the case may be) below; and (ii) maintained in the events set out in Items 7.2 (b) and (c) (as the case may be) and 7.3 to 7.7 below, but subject to the rules established in such Items.

7.2.      In case of termination of Participant, the following rules shall be observed:

(a)        in case of termination of Participant for voluntary quit or by reason of dismissal with cause under article 482 of the Consolidated Labor Laws, Participant shall lose the right to participate in the Plan, in such a manner that he shall not be entitled to receive future portions of the Deferred Bonus subject to this Plan;

(b)       in case of termination of Participant due to labor contract termination by reason of acts performed by the Company under article 483 of the Consolidated Labor Laws, or by reason of dismissal without cause, Participant shall receive the Deferred Bonus portion amount applicable to such Participant at the time of payments to the other Participants of the corresponding cycle;

(c)        in case of dismissal of a Participant, who has no employment bond, from a statutory position by unilateral decision without cause taken by the Company, or expiration of term of office by mutual agreement, Participant shall receive the Units to which he would be entitled in light of Bonus in Units applying to such Participant, at the time of payments to the other Participants of the corresponding cycle, as agreed between Participant and the Company. The terms agreed upon by a Participant shall not constitute an evocable precedent for other Participants; or

(d)       in case of dismissal of a Participant, who has no employment bond, from a position under the bylaws by unilateral decision with cause taken by the Company or resignation, Participant shall lose the right to participate in the Plan, so that he shall not be entitled to receive future portions of the Bonus in Units subject to this Plan.

7.3.      In the event that the Participant withdraws from the Company to be transferred to another company of the Santander group located abroad, the provisions of Item 7.2(b) or (c) above (as the case may be) shall apply.

7.4.      In case of retirement for length of service or remunerated leave prior to the Participant’s retirement, Participant shall receive the amount of the portion of Deferred Bonus applicable to such Participant, at the time of payments to the other Participants of the corresponding cycle.

7.5.      In case of Participant’s death, the corresponding successor shall receive the amount of the portion of Deferred Bonus applicable to such Participant at the time of payments to the other Participants of the corresponding cycle.

7.6.      In case of Participant’s permanent disability, as evidenced by two (2) medical reports (private and public institution), Participant shall receive the amount of the portion of Deferred Bonus applying to such Participant at the time of payments to the other Participants of the corresponding cycle.

7.7.      In case of suspension of the employment contract for a disease or occupational accident, Participant shall receive the amount of the portion of Deferred Bonus applying to such Participant at the time of payments to the other Participants of the corresponding cycle.

7.8.      It is further clarified that the moments of payments of portions of the Deferred Bonus subject to this Plan shall concurrently occur in each cycle to all Participants or successors, as the case may be, and always in agreement with the decision in item 4.3, irrespective of the Participant continuing or not to be a worker of Banco Santander Brasil or company under its control, when applicable, at the time of payments of Deferred Bonus, with due regard for the conditions of this Plan.

VIII.    NONINTERFERENCE IN EMPLOYMENT RELATION, TERM OF OFFICE OR CONTRACT

8.1.      No provision of this Plan may be construed as constituting rights to employee Participants, and shall neither grant rights to Participants in connection with the guarantee of stay as an employee or senior manager nor interfere with the Company’s right in any way, subject to the legal conditions and those in the employment contract, to terminate the relationship with Participant at any time.

8.2.      No provision of this Plan shall further grant rights to any officer or member of the Board of Directors, who is a Participant, concerning his stay until expiration of his term of office, or shall interfere with the Company’s right to remove him from office in any way, or ensure the right to his reelection to the position.

IX.       DATE OF EFFECTIVENESS AND TERMINATION OF PLAN

9.1.      The Plan shall be effective immediately after its approval by the Company’s Board of Directors and shall have an indeterminate term of effectiveness.

9.2       The Plano may be terminated, suspended or amended at any time by the Company’s Board of Directors, and in case of suspension or termination, the rights held by Participants that already have portions of Deferred Bonus to receive shall be respected, with due regard for the provisions of Chapter VII above.

X.        SUPPLEMENTARY PROVISIONS

10.1.    Each Participant shall be accountable for compliance with the tax laws in effect and for the corresponding collection of taxes assessed on the Plan.

10.2.    The silent cases shall be regulated by the Company’s Board of Directors.

* * * *

EXHIBIT III

RELATED DOCUMENTS AND LINKS

All documents mentioned herein may be found in the links below. Additionally, these links include the following additional documents of interest to shareholders:

▪    www.ri.santander.com.br:  Information about the bank, such as corporate governance practices, and economic and financial results for previous years and quarters.

▪    www.bmfovespa.com.br:  Level 2 Listing Regulations.

▪    www.cvm.gov.br:  Corporate Law, CVM Instructions No. 480 and CVM Instruction No. 481.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 30, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer